Ex. (m)(2)
THE TARGET PORTFOLIO TRUST
(Each Series as Specified Below)

NOTICE OF RULE 12B-1 FEE WAIVER
Class R Shares

THIS NOTICE OF RULE 12B-1 FEE WAIVER is signed as of November 1, 2009, by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the principal underwriter of Large Capitalization Growth Portfolio, Large Capitalization Value Portfolio, Small Capitalization Growth Portfolio, Small Capitalization Value Portfolio, International Equity Portfolio and Total Return Bond Portfolio, each a series of The Target Trust Portfolio, an open-end management investment company (the Fund).

WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class R shares of the Fund (Rule 12b-1 fees); and

WHEREAS, PIMS understands and intends that the Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waivers by incurring lower Fund operating expenses than they would absent such waivers.

NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution and service (12b-1) fees incurred by Class R shares of the Fund to .5 of 1% of the average daily net assets of the Fund.  This contractual waiver shall be effective from the date hereof until February 28, 2011.

IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL INVESTMENT
MANAGEMENT SERVICES LLC

By:  /s/ Scott Benjamin
Name:  Scott Benjamin
Title:  Executive Vice President